Free translation of letter filed today with the Chilean Securities Exchange authorities.


In response to the requirements indicated in circular letter N(degree) 130, dated October 11, 2002, Embotelladora Andina S.A. informs the following:

The evolution of economic variables in Latin America has affected
Embotelladora Andina S.A.'s results in terms of a drop in consumption levels, as well as the effect of the currency devaluation over dollar-denominated raw material costs.

During the first nine months of 2002, the consolidated sales volume for soft drinks decreased 4.5% regarding the same period of the previous year, with a 1.5% increase in Chile, a decrease of 20% in Argentina, while volumes in Brazil remained flat.

In Argentina, net sales in dollars have decreased 55%, due to lower volumes and an increase in the average exchange rate of approximately 180%. This situation was partially offset by our subsidiary, through an increase in prices in local currency. Thus, if measured in Argentine pesos, net sales in local currency as of September 30, 2002, have improved roughly 10% compared to the same period last year.

In Argentina, along with the above-mentioned price increases, the Company has restructured its productive capacity, concentrating its production activity at the Cordoba facility. The results and cash generation have enabled normal functioning, including the use of cash excess to optimize purchase of raw materials. As of September 30th, the Company estimates an operating loss of approximately US$2 million (measured in Chilean GAAP). However, cash flow (operation results plus depreciation) resulted positive and is estimated at approximately US$12 million.

In Brazil, our pricing policy has been similar, in an effort to offset increased costs due to the higher exchange rate. During the first nine months when compared to last year, and despite the depreciation of the Brazilian Real, the Company has achieved a slight improvement in operating results and operating cash flow. As long as local currency continues to depreciate, we cannot assure this improvement can be sustained.

More detailed information will be provided in the MD & A analysis of Third Quarter Results, FECU (6K) as of September 30, 2002.

October 23, 2002.

Pedro Pellegrini
Corporate Affairs
Embotelladora Andina